

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

July 18, 2017

Via E-mail
In Ku Lee
Senior Vice President, Deputy General Counsel
Kennedy-Wilson Holdings, Inc.
151 S El Camino Drive
Beverly Hills, CA 90212

> **Re:** **Kennedy-Wilson Holdings, Inc.**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed June 26, 2017**
> **File No. 001-33824**

Dear Mr. Lee:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

1. We note that you incorporate by reference your annual report on Form 10-K for the fiscal year ended December 31, 2016 and your quarterly report on Form 10-Q for the quarter ended March 31, 2017. We also note our comment letter dated June 23, 2017 regarding your 10-K and 10-Q. Please note that the completion of our review of your proxy statement is subject to the completion of our review of your 10-K and 10-Q.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3655 with any questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities

cc: Gordon Moodie, Esq.